This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated June 29, 2018	Registration Statement No. 333-224523
and Series N Prospectus Supplement dated June 29, 2018)
October 21, 2019

$___________

Puttable Floating Rate Notes, due October 24, 2059

•	The CUSIP number for the notes is 06048WE22.
•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes will price on October 22, 2019. The notes will mature on October 24, 2059. At maturity, if we have not previously repurchased the notes, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest.
•	Interest will be paid on the 24th day of each January, April, July and October of each year, beginning on January 24, 2020, and with the final interest payment occurring on the maturity date.
•	The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR minus the Spread (as defined below). In no event will the interest rate applicable to any interest period be less than 0.00% per annum.
•	The “Spread” will be 0.30%.
•	You may require that we repurchase your notes in whole or in part on an annual basis on or after the Initial Repurchase Date (as defined herein which will be three years after the issue date) if you comply with the requirements set forth in this pricing supplement. However, please note that you will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date on or prior to October 24, 2039.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $100,000 and whole multiples of $1,000 in excess of $100,000.
•	The notes will not be listed on any securities exchange.
•	There is a substantial risk that a Benchmark Transition Event and related Benchmark Replacement Date (as each term is defined in this pricing supplement) will occur with respect to 3-month U.S. dollar LIBOR after 2021. If a Benchmark Transition Event and related Benchmark Replacement Date occur, then interest on the notes thereafter will be determined not by reference to 3-month U.S. dollar LIBOR but instead by reference to the applicable Benchmark Replacement (as defined in this pricing supplement). See “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date” and “Risk Factors” in this pricing supplement for more information

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$
Underwriting Discount(1)	1.00%	$
Proceeds (before expenses) to BAC	99.00%	$
(1)	We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker-dealers.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about October 24, 2019 against payment in immediately available funds.

Series N MTN prospectus supplement dated June 29, 2018 and prospectus dated June 29, 2018

BofA Securities

SUMMARY OF TERMS

This pricing supplement supplements, and to the extent set forth herein, supersedes, the terms and conditions in the prospectus, dated June 29, 2018, as supplemented by the Series N prospectus supplement, dated June 29, 2018 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Puttable Floating Rate Notes, due October 24, 2059
• Aggregate Principal Amount Initially Being Issued:	$_____________
• Pricing Date:	October 22, 2019
• Issue Date:	October 24, 2019
• Maturity Date:	October 24, 2059
• Minimum Denominations:	$100,000 and multiples of $1,000 in excess of $100,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	Interest will be paid on the 24th day of each January, April, July and October of each year, beginning on January 24, 2020, and with the final interest payment occurring on the maturity date.
• Interest Reset Dates:	The 24th day of each January, April, July and October of each year, beginning on the issue date.
• Interest Rates:

The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR minus the Spread (as defined below).

The rate of interest payable on the notes during any interest period will not be less than 0.00%.

There is a substantial risk that a Benchmark Transition Event and related Benchmark Replacement Date will occur with respect to 3-month U.S. dollar LIBOR after 2021. If a Benchmark Transition Event and related Benchmark Replacement Date occur, then interest on the notes will be determined not by reference to 3-month U.S. dollar LIBOR but instead by reference to a Benchmark Replacement, and, in connection with the implementation of the applicable Benchmark Replacement, we or the calculation agent (after consulting with us) will have the right from time to time to make Benchmark Replacement Conforming Changes as set forth in this pricing supplement under the heading “Additional Terms of the

Notes— 3-Month U.S Dollar LIBOR.”
• Designated LIBOR Page:	Reuters Page LIBOR01. If no offered rate appears on the Designated LIBOR Page on the relevant interest determination date the rate will be determined as described under “Additional Terms of the Notes—3-Month U.S Dollar LIBOR” beginning on PS-13 of this pricing supplement. See also “Risk Factors— Additional Risk Factors Relating to LIBOR and a Benchmark Transition Event” beginning on page PS-8 of this pricing supplement, and “Risk Factors—Additional Considerations Relating to LIBOR—Reforms to and uncertainty regarding LIBOR may adversely affect our business and/or the value of, return on and trading market for notes bearing a floating rate of interest based on LIBOR” beginning on page S-6 of the attached prospectus supplement.
• Interest Determination Date:	The “interest determination date” for each quarterly interest period will be the second London Banking Day (as defined in the prospectus) prior to the applicable Interest Reset Date; however, the interest determination date for the first quarterly interest period will be the pricing date.
• Spread:	0.30%
• Index Maturity:	3 months
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Days:	If any interest payment date, Repurchase Date (as defined below), or the maturity date occurs on a day that is not a business day in New York, New York, then the payment with respect to such interest payment date, Repurchase Date or the maturity date, as applicable, will be postponed until the next business day in New York, New York. No additional interest will accrue, nor will interest be reduced, on the notes as a result of such adjustment, and no adjustment will be made to the length of the relevant interest period.
• Repurchase at Your Option:

Your Right to Have Us Repurchase the Notes. You may require that we repurchase your notes in whole or in part on any Repurchase Date beginning on October 24, 2022 (the “Initial Repurchase Date”), during the term of the notes by following the procedures described under “Annex A - Supplemental Terms of the Notes - Early Repurchase.” These required procedures will include our receiving a Repurchase Notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date. If you fail to comply with these procedures, your notice will be deemed ineffective, and we will not repurchase your notes.

Your request that we repurchase your notes is irrevocable. You must request us to repurchase at least $100,000 in principal amount of notes. Any repurchase in part must be in increments of $1,000, provided that any remaining principal amount following a repurchase must be at least

$100,000.

Repurchase Dates: Every one year anniversary of October 24th, beginning on October 24, 2022, and ending on and including October 24, 2058.

Payment Upon a Repurchase. Upon our early repurchase, you will receive for each $1,000 in principal amount of the notes to be repurchased, in addition to any accrued but unpaid interest, a cash payment on the applicable Repurchase Date equal to:

Repurchase Dates from and including October 24, 2022 to and including October 24, 2029: $980

Repurchase Dates from and including October 24, 2030 to and including October 24, 2039: $990

Repurchase Dates from and including October 24, 2040 to and including October 24, 2058: $1,000

You will receive less than the principal amount of the notes to be redeemed if you request that we repurchase your notes on any Repurchase Date on or prior to October 24, 2039.

Interest will cease to accrue on the notes on the applicable Repurchase Date.

Repurchase Notice: A repurchase notice substantially in the form of the Repurchase Notice set forth in Annex B to this pricing supplement.

• Redemption at Our Option:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the applicable interest payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
Events of Default and Rights of Acceleration:	If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.
• Listing:	None

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BAC.

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofA Securities, Inc. (“BofAS”).

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The interest rate on the notes may be equal to zero. The notes will pay interest at a rate per annum equal to 3-month U.S. dollar LIBOR minus the Spread. It is possible that the interest rate on the notes may be equal to zero for one or more interest periods. The interest payments on the notes may result in a return that is less than other debt securities that we may issue that have a similar term.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 40 years, if we do not repurchase them before maturity as set forth in this pricing supplement. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

If you request that we repurchase your notes on any Repurchase Date on or prior to October 24, 2039, you will lose a portion of the principal amount of your notes. If you request that we repurchase your notes on any Repurchase Date on or prior to October 24, 2029, the payment that you receive on the Repurchase Date will be a Repurchase Amount that is equal to $980 for each $1,000 in principal amount of the notes to be repurchased. If you request that we repurchase your notes on any Repurchase Date after that date, but on or prior to October 24, 2039, the payment that you receive on the Repurchase Date will be a Repurchase Amount that is equal to $990 for each $1,000 in principal amount of the notes to be repurchased. Accordingly, you may lose a portion of your principal amount upon an early repurchase. Additionally, depending on the market conditions, including changes in interest rates, it is possible that the value of the notes in the secondary market at any time may be greater than the repurchase price. Accordingly, prior to exercising the repurchase option described above, you should contact the broker or other entity through which the notes are held to determine whether a sale of the notes in the secondary market may result in greater proceeds than the repurchase price.

There are restrictions on your ability to request that we repurchase your notes. You may submit a request to have us repurchase your notes on any Repurchase Date. If you elect to exercise your right to have us repurchase your notes, your request that we repurchase your notes is only valid if we receive your Repurchase Notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date and following the procedures described under “Annex A - Supplemental Terms of Notes - Early Repurchase” and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive that Repurchase Notice, or we (or our affiliates) do not acknowledge receipt of that notice as provided in Annex A below, your repurchase request will not be effective and we will not be required to repurchase your notes on the corresponding Repurchase Date. Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be longer than a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Further, you cannot require us to repay less than $100,000 principal amount of notes on any Repurchase Date. If you purchase or at any time own less than $100,000 principal amount of the notes, you will not be able to elect to have us repurchase your notes because each repurchase must be in respect of at least $100,000 principal amount of notes.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date or any Repurchase Date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any relating hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, BofAS, will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity or an earlier repurchase.

The availability and liquidity of a trading market for the notes will also be affected by the degree to which purchasers treat the notes as qualified replacement property, as discussed below.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally;
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

Additional Risk Factors Relating to LIBOR and a Benchmark Transition Event

The following discussion of risks should be read together with the benchmark transition provisions under “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date” below, which define and further describe a number of terms and matters referred to in these risk factors.

Interest on the notes will be calculated using a reference rate other than 3-month U.S. dollar LIBOR if a Benchmark Transition Event and related Benchmark Replacement Date occur. The U.K. Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. These factors may result in the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date.

If we or the calculation agent (after consulting with us) determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to 3-month U.S. dollar LIBOR, then we or the calculation agent (after consulting with us) will determine a Benchmark Replacement in accordance with the benchmark transition provisions described below under “Additional Terms of the Notes—Interest on the Notes— Effect of Benchmark Transition Event and Related Benchmark Replacement Date.” After such an event, interest on the notes will no longer be determined by reference to 3-month U.S. dollar LIBOR, but instead will be determined by us or the calculation agent (after consulting with us) by reference to the applicable Benchmark Replacement.

The selection of a Benchmark Replacement, and any decisions, determinations or elections made by us or the calculation agent (after consulting with us) in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, including with respect to Benchmark Replacement Conforming Changes, could adversely affect the rate of interest on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to 3-month U.S. dollar LIBOR, or that any Benchmark Replacement will produce the economic equivalent of 3-month U.S. dollar LIBOR as a reference rate for interest on the notes.

The Benchmark Replacement is uncertain and may not be a suitable replacement for 3-month U.S. dollar LIBOR. The terms of the notes provide for a “waterfall” of alternative rates to be used to determine the rate of interest on the notes if a Benchmark Transition Event and related Benchmark Replacement Date occur and the Interpolated Benchmark cannot be determined. The first alternative rate in the waterfall is Term SOFR, a forward-looking rate which will be based on SOFR. However, Term SOFR does not exist as of the date of this pricing supplement, and there is no guarantee that Term SOFR will exist prior to a Benchmark Transition Event and related Benchmark Replacement Date. Even if Term SOFR is developed, it is unclear whether it will be a suitable replacement or successor for 3-month U.S. dollar LIBOR. Assuming Term SOFR does not exist at the time of a Benchmark Transition Event and related Benchmark Replacement Date, the second alternative rate in the waterfall is Compounded SOFR. Compounded SOFR is the compounded average of daily SOFR rates that we expect will be calculated in arrears, while 3-month U.S. dollar LIBOR is a forward-looking rate. However, there currently is no uniform market convention with respect to the calculation of Compounded SOFR. Uncertainty surrounding the establishment of market conventions related to the calculation of Term SOFR and Compounded SOFR and whether either alternative reference rate is a suitable replacement or successor for 3-month U.S. dollar LIBOR may adversely affect the value of and return on the notes.

The additional alternative rates referenced in the definition of “Benchmark Replacement” set forth below under “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date” also are uncertain. In particular, the ISDA Fallback Rate, which is the rate referenced in the ISDA Definitions at the time of a Benchmark Transition Event and related Benchmark Replacement Date, has not been established as of the date of this pricing supplement. Even after the ISDA Fallback Rate is initially determined, ISDA Definitions and the ISDA Fallback Rate may change over time. If each alternative rate referenced in the definition of “Benchmark Replacement” below is unavailable or indeterminable, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement that will apply to the notes. The substitution of a Benchmark Replacement for 3-month U.S. dollar LIBOR may adversely affect the value of and return on the notes.

In addition, the benchmark transition provisions provide for a Benchmark Replacement Adjustment to be added to the Unadjusted Benchmark Replacement in order to make the Unadjusted Benchmark Replacement more comparable to 3-month U.S. dollar LIBOR. However, such adjustment will not necessarily make the Unadjusted Benchmark Replacement equivalent to 3-month U.S. dollar LIBOR. In particular, the Benchmark Replacement Adjustment may be a one-time adjustment, so such adjustment above the applicable Unadjusted Benchmark Rate Replacement may not respond to changes in unsecured bank credit risk or other market conditions on a periodic basis.

The rate of interest on the notes may be determined by reference to a Benchmark Replacement even if 3-month U.S. dollar LIBOR continues to be published. If a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to 3-month U.S. dollar LIBOR, the rate of interest on the notes will thereafter be determined by reference to the Benchmark Replacement. A Benchmark Transition Event includes, among other things, a public statement or publication of information by the regulatory supervisor for the administrator of 3-month U.S. dollar LIBOR announcing that 3-month U.S. dollar LIBOR is no longer representative. The rate of interest on the notes may therefore cease to be determined by reference to 3-month U.S. dollar LIBOR, and instead be determined by reference to the Benchmark Replacement, even if 3-month U.S. dollar LIBOR continues to be published. Such rate may be lower than 3-month U.S. dollar LIBOR for so long as 3-month U.S. dollar LIBOR continues to be published, and the value of and return on the notes may be adversely affected.

We or the calculation agent (after consulting with us) will make determinations with respect to the notes that could affect the value of and return on the notes. We or the calculation agent (after consulting with us) will make certain determinations with respect to the notes as further described in this pricing supplement that may adversely affect the value of and return on the notes. In particular, if a Benchmark Transition Event and related Benchmark Replacement Date occur, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can make Benchmark Replacement Conforming Changes in connection with the implementation of the applicable Benchmark Replacement as described below under “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date.” Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Benchmark Replacement or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by us or the calculation agent pursuant to the benchmark transition provisions set forth in this pricing supplement will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consulting with us and, in each case, will become effective without consent from the holders of the notes or any other party. In addition, we may designate an entity to make any determination, decision or election that we have the right to make in connection with the benchmark transition provisions set forth in this pricing supplement. The calculation agent or any other designee that we may appoint in connection with these determinations may be our affiliate. When performing such functions, potential conflicts of interest may exist between us, our designee or the calculation agent and holders of the notes. All determinations by us, in our sole discretion, or the calculation agent, after consulting with us, will be conclusive for all purposes and binding on us and holders of the notes absent manifest error. In making these potentially subjective determinations, we, our designee or the calculation agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on the notes. Because the continuation of 3-month U.S. dollar LIBOR on the current basis cannot and will not be guaranteed, and because the Benchmark Replacement is uncertain, we or the calculation agent is likely to exercise more discretion in respect of calculating interest payable on the notes than would be the case in the absence of a Benchmark Transition Event and related Benchmark Replacement Date.

Interest on the notes will be calculated using alternative methods if 3-month U.S. dollar LIBOR is not quoted on a particular day and a Benchmark Transition Event and related Benchmark Replacement Date have not occurred. Under the terms of the notes, interest on the notes initially is based on 3-month U.S. dollar LIBOR. If 3 month U.S. dollar LIBOR is not quoted on the Reuters screen page as described in this pricing supplement on a relevant interest determination date (but a Benchmark Transition Event and related Benchmark Replacement Date have not occurred), such rate will be determined using the applicable alternative method described below under the heading “Additional Terms of the Notes—Interest on the Notes—3-Month U.S. Dollar LIBOR.” In such case, the final alternative method for determining such rate is to use 3-month U.S. dollar LIBOR as in effect for the then-current interest period or, in the case of the first interest period for the notes, the most recent rate that could have been determined in accordance with the first sentence of the first paragraph under the heading “Additional Terms of the Notes—Interest on the Notes—3-Month U.S. Dollar LIBOR” in this pricing supplement.

We or our affiliates may publish research that could affect the market value of the notes. We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the LIBOR transition or SOFR specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Additional Risk Factors Relating to the Secured Overnight Financing Rate

Under the benchmark transition provisions set forth under “Additional Terms of the Notes—Interest on the Notes— Effect of Benchmark Transition Event and Related Benchmark Replacement Date” below, if a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to 3-month U.S. dollar LIBOR and we or the calculation agent (after consulting with us) cannot determine the Interpolated Benchmark with respect to 3-month U.S. dollar LIBOR, then the rate of interest on the notes will be determined based on SOFR unless a Benchmark Transition Event and related Benchmark Replacement Date also occur with respect to the Benchmark Replacements based on SOFR, in which case the rate of interest on the notes will be based on the next available Benchmark Replacement. In the following discussion of risks relating to SOFR, references to the notes mean the notes at any time when the rate of interest on such notes is or will be determined based on SOFR.

The composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR, and SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR. In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to U.S. dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. And, while SOFR is currently only an overnight rate, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term.

As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.

SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance. The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Levels of SOFR following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York (the “FRBNY”), such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

SOFR may be more volatile than other benchmark or market rates.Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as 3-month U.S. dollar LIBOR, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data. In addition, although changes in Term SOFR and Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Any failure of SOFR to gain market acceptance could adversely affect the notes. According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the notes and the price at which investors can sell the notes in the secondary market.

The secondary trading market for securities linked to SOFR may be limited. If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the Spread, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

SOFR may be modified or discontinued. SOFR is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

ADDITIONAL TERMS OF THE NOTES

Interest on the Notes Prior to the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date with respect to 3-month U.S. dollar LIBOR, the notes will bear interest at a rate determined by reference to 3-month U.S. dollar LIBOR as described below. With respect to such interest rate determination, such description will supersede and replace the description in the attached prospectus under the heading “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes.” Except as so superseded and replaced, the terms and provisions of the notes described in the attached prospectus under the heading “Description of Debt Securities—Floating-Rate Notes” will be applicable in connection with such interest rate determination. Following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date, in connection with the implementation of the applicable Benchmark Replacement, we or the calculation agent (after consulting with us) will have the right from time to time to make Benchmark Replacement Conforming Changes as set forth in this pricing supplement under the heading “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date,” which Benchmark Replacement and Benchmark Replacement Conforming Changes will further supersede and replace certain terms and provisions of the notes described in the attached prospectus under the heading “Description of Debt Securities—Floating-Rate Notes.”

3-Month U.S. Dollar LIBOR

For any interest determination date, the term “3-month U.S. dollar LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three month period commencing on the first date of the applicable interest period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant interest determination date. If no such offered rate appears on Reuters screen page “LIBOR01” on the relevant interest determination date at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request each such bank to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 commencing on the first day of the interest period relating to such interest determination date are offered by it to prime banks in the London interbank market, at approximately 11:00 a.m. London time, on that interest determination date. If at least two quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001%) of the quotations provided. If fewer than two quotations are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks for a three-month period for the applicable interest period in an amount of at least $1,000,000. If three quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, 3-month U.S. dollar LIBOR for the applicable interest period will be equal to 3-month U.S. dollar LIBOR in effect for the then-current interest period or, in the case of the first interest period, the most recent rate that could have been determined in accordance with the first sentence of this paragraph.

Notwithstanding the foregoing paragraph, if we or the calculation agent (after consulting with us) determines on or prior to the relevant interest determination date that a Benchmark Transition Event and related Benchmark Replacement Date (each as defined below) have occurred with respect to 3-month U.S. dollar LIBOR, then the provisions set forth below under the heading “—Effect of Benchmark Transition Event and Related Benchmark Replacement Date,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations of the rate of interest payable on the notes. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period on the notes will be determined by reference to a rate per annum equal to the Benchmark Replacement (as defined below) minus the Spread.

Effect of a Benchmark Transition Event and Related Benchmark Replacement Date

Benchmark Replacement. If we or the calculation agent (after consulting with us) determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred prior to the applicable Reference Time in respect of any determination of the Benchmark on any date, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we or the calculation agent (after consulting with us) will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us or the calculation agent pursuant to the benchmark transition provisions set forth herein, including, but not limited to, determinations with respect to Benchmark Replacement Conforming Changes, and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;
•	if made by us, will be made in our sole discretion;
•	if made by the calculation agent, will be made after consulting with us, and the calculation agent will not make any such determination, decision or election to which we object; and
•	notwithstanding anything to the contrary in the 2018 Senior Indenture or the notes, will become effective without consent from the holders of the notes or any other party.

Any determination, decision or election pursuant to the benchmark transition provisions not made by the calculation agent will be made by us on the basis described above. The calculation agent shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the benchmark transition provisions set forth in this pricing supplement.

“Benchmark” means, initially, 3-month U.S. dollar LIBOR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to 3-month U.S. dollar LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the calculation agent (after consulting with us) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consulting with us) as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;
(3)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;
(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(5)	the sum of: (a) the alternate rate of interest that has been selected us or the calculation agent (after consulting with us) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-

denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consulting with us) as of the Benchmark Replacement Date:

(1)	the spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body or determined by us or the calculation agent (after consulting with us) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;
(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent (after consulting with us) or by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, changes to (1) any interest determination date, interest payment date, interest reset date, business day convention or interest period, (2) the manner, timing and frequency of determining the rate and amounts of interest that are payable on the notes and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the notes, in each case that we or the calculation agent (after consulting with us) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or the calculation agent (after consulting with us) decides that implementation of any portion of such market practice is not administratively feasible or determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the calculation agent (after consulting with us) determines is appropriate).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or
(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;
(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark,

an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that theBenchmark is no longer representative.

“Compounded SOFR” means the compounded average of daily SOFR rates for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us or the calculation agent (after consulting with us) in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:
(2)	if, and to the extent that, we or the calculation agent (after consulting with us) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us or the calculation agent (after consulting with us) giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this pricing supplement and is not incorporated in this pricing supplement by reference.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor. If the Benchmark with respect to which the Interpolated Benchmark is being determined is 3-month U.S. dollar LIBOR, then the term “Benchmark” as used in clause (1) and (2) of the foregoing definition means the London interbank offered rate for deposits in U.S. dollars for the applicable periods specified in such clauses.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is 3-month U.S. dollar LIBOR, 11:00 a.m. (London time) on the relevant interest determination date, and (2) if the Benchmark is not 3-month U.S. dollar LIBOR, the time determined by us or the calculation agent (after consulting with us) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Additional Information About SOFR

As further described in this pricing supplement, the rate of interest on the notes will, in the circumstances described in this pricing supplement, be determined by reference to either a Term SOFR or Compounded SOFR.

In general, the following discussion relating to SOFR is based on information available on the Federal Reserve Bank of New York’s Website. SOFR is published by FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its trading desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by BofA Securities, Inc., our affiliate, as a primary dealer.

FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. government securities business day, the FRBNY publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

SOFR is published by FRBNY based on data received from other sources, and we have no control over its determination, calculation or publication.

FRBNY started publishing SOFR in April 2018. FRBNY also has published historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

Neither the Federal Reserve Bank of New York’s website, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Tax Treatment. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Qualified Replacement Property. Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Code should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

We believe that less than 25 percent of our affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2018. Accordingly, we believe that the notes should qualify as “qualified replacement property”. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether our affiliated group will continue to meet the relevant tests and requirements necessary for the notes to qualify as “qualified replacement property”. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by the Treasury Department indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-18 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker-dealers.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

Sales Outside of the United States

The notes have not been approved for public sale in any jurisdiction outside of the United States. There has been no registration or filing as to the notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BAC, BofAS or any other affiliate of BAC to offer the notes in any jurisdiction other than the United States. As such, these notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the notes is being made to residents of:

•	Belize
•	Aruba
•	Botswana
•	Belgium
•	Malaysia
•	Kazakhstan
•	India
•	Russia

You are urged to carefully review the Selling Restrictions that may be applicable to your jurisdiction beginning on page S-20 of the accompanying prospectus supplement.

European Economic Area

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition Of Sales To EEA Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), as amended or superseded, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

ANNEX A

SUPPLEMENTAL TERMS OF NOTES

Early Repurchase

Subject to the procedures and terms set forth below, you may submit a request to have us repurchase all or a portion of your notes on any Repurchase Date during the term of the notes on or after the Initial Repurchase Date. Any repurchase request that we accept in accordance with the procedures and terms set forth below will be irrevocable.

To request that we repurchase your notes, you must instruct your broker or other person through which you hold your notes to take the following steps:

●	Send a notice of repurchase, substantially in the form attached as Annex B to this pricing supplement (a “Repurchase Notice”), to us via e-mail at sdca@baml.com and dg.ml&co_treasury_settlements@baml.com, with “Puttable Floating Rate Notes due October 24, 2059, CUSIP No. 06048WE22” as the subject line. We must receive this notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date. We or our affiliate must acknowledge receipt of the Repurchase Notice on the same business day for it to be effective, which acknowledgment will be deemed to evidence our acceptance of your repurchase request;

●	Instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the relevant Repurchase Date at a price equal to the Repurchase Amount payable upon early repurchase of the notes; and

●	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the day on which the notes will be repurchased.

Please note that different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the notes in respect of those deadlines. If we do not receive your Repurchase Notice by 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date, or we (or our affiliates) do not acknowledge receipt of the Repurchase Notice on the same day, your Repurchase Notice will not be effective, and we will not repurchase your notes. Once given, a Repurchase Notice may not be revoked.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice or as to whether and when the required deliveries have been made. Questions about the repurchase requirements should be directed to sdca@bofa.com and dg.ml&co_treasury_settlements@bofa.com.

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ANNEX B

FORM OF REPURCHASE NOTICE

To: Bank of America Corporation

Subject: Puttable Floating Rate Notes, due October 24, 2059, CUSIP No. 06048WE22

Ladies and Gentlemen:

The undersigned holder of the above-captioned securities (the “notes”) hereby irrevocably elects to exercise, with respect to the principal amount of the notes identified below as being surrendered for repurchase, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below at the repurchase price and on the terms as described in the pricing supplement dated October 22, 2019 relating to the notes. Terms not defined herein have the meanings given to such terms in the pricing supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Repurchase Date with respect to the principal amount of the notes identified below as being surrendered for repurchase determined in the manner described in the pricing supplement, facing DTC 0161 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time, on the Repurchase Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
e-mail:

Principal Amount of Notes Surrendered for Repurchase: $____________ (must be at least $100,000)

Applicable Repurchase Date: _________________, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the pricing supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to: dg.ml&co_treasury_settlements@bofa.com and sdca@bofa.com.

*Subject to adjustment as described in the pricing supplement and related prospectus supplement and prospectus.

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